

April 28, 2011

<u>Via U.S. Mail and facsimile</u>

Mr. Walden C. Rhines
Chief Executive Officer
Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, Oregon 97070-777

      Re: Mentor Graphics Corporation
               Definitive Additional Proxy Soliciting Materials
               Filed on April 18, 2011
               File No. 001-34795

Dear Mr. Rhines:

We have reviewed your response dated April 27, 2011 and have the following comments.

<u>General</u>

1.   We note your response to our prior comment 1, in which you provide support for your statements with respect to the make-whole provision in your recently-issued convertible debentures. You state that the chart on page 4 of your soliciting materials filed on April 4, 2011 demonstrates that premiums paid under the make-whole provisions are similar in the two bond issues. However, when calculating the make-whole premium for the prior debentures, you appear to assume an acquisition premium of 42.5%, while when making the same calculation for the new debentures you appear to assume a 36% acquisition premium. Please advise whether using an equivalent acquisition premium would result in a material change, and provide us with your calculations in this regard. We note that the current indenture, and presumably the prior indenture, provides for straight-line interpolation in the event that the actual stock price is between two stock prices on the table.

2.   With regard to the remainder of your response to comment 1, we recognize that indentures commonly contain "make whole" provisions which operate in certain circumstances. Please advise how many of the indentures your cite contain make whole premiums in the context of a fundamental change, and tell us the range of make whole premiums payable in those circumstances.

3.   You have calculated that the make-whole provision would result in a $0.21, or 1.24%, reduction in the price paid per share at a bid of $17 per share. Please tell us whether the percentage reduction would increase linearly in the event of a bid at a higher amount, given that you have stated that a $17 bid does not fairly value the company. In other words, tell us whether the percentage reduction would remain constant in the face of increasing bids.

4.   With regard to your claims regarding Mr. Schecter and BKF, please tell us what the "negative shareholder return" was and advise how this reflects that BKF "lost substantial shareholder value."

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via facsimile: (650) 463-2600
        Christopher L. Kaufman, Esq.
        Latham & Watkins LLP